Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter and Interim 2024 Financial Results

BEIJING, July 31, 2024 – Autohome Inc. (NYSE: ATHM; HKEX: 2518) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the three months and six months ended June 30, 2024.

Second Quarter 2024 Highlights1

•	Net revenues in the second quarter of 2024 were RMB1,872.6 million (US$257.7 million), compared to RMB1,833.0 million in the corresponding period of 2023.

•

Net income attributable to Autohome in the second quarter of 2024 was RMB524.8 million (US$72.2 million), compared to RMB504.7 million in the corresponding period of 2023, while net income attributable to ordinary shareholders in the second quarter of 2024 was RMB509.7 million (US$70.1 million), compared to RMB491.2 million in the corresponding period of 2023.

•	Adjusted net income attributable to Autohome (Non-GAAP)[2] in the second quarter of 2024 was RMB572.4 million (US$78.8 million), compared to RMB569.5 million in the corresponding period of 2023.

Mr. Tao Wu, Chief Executive Officer of Autohome, stated, “We are pleased to deliver another solid quarter, highlighted by sustained growth in net revenues, a substantial increase in user traffic, and remarkable progress made in our innovative business initiatives. On content, our diverse and high-quality offerings, bolstered by our strong IP content matrix, has worked to consistently expand our user base and enhance user engagement. According to QuestMobile, our number of average mobile daily active users grew by 8.3% year-over-year, reaching 67.91 million in June, underscoring our leading position in the automotive media vertical. For our innovative businesses, we launched our Satellite Plan in May, a strategic initiative to establish satellite stores in lower-tier cities adjacent to flagship Autohome Space stores. This initiative will accelerate our network expansion, facilitating deeper penetration into broader geographical markets. Looking ahead, we remain committed to exploring new business areas and leveraging Ping An’s resources to enhance our long-term industry competitiveness.”

Mr. Craig Yan Zeng, Chief Financial Officer of Autohome, added, “Our focus on innovative businesses has led to robust growth in our data products and new energy vehicle (“NEV”) business, with double-digit year-over-year increases in quarterly revenues. We have maintained a healthy balance sheet while driving the development of our businesses and fulfilling our commitment to provide stable shareholder returns. Moving forward, we will continue to focus on areas of emerging growth while maintaining stringent cost controls to ensure long-term shareholder value.”

[1]

The reporting currency of the Company is Renminbi (“RMB”). For readers’ convenience, certain amounts throughout the release are presented in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB7.2672 on June 28, 2024 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

[2]

For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Unaudited Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

Unaudited Second Quarter 2024 Financial Results

Net Revenues

Net revenues in the second quarter of 2024 were RMB1,872.6 million (US$257.7 million), compared to RMB1,833.0 million in the corresponding period of 2023.

•	Media services revenues were RMB432.9 million (US$59.6 million) in the second quarter of 2024, compared to RMB532.0 million in the corresponding period of 2023.

•	Leads generation services revenues were RMB820.3 million (US$112.9 million) in the second quarter of 2024, compared to RMB759.6 million in the corresponding period of 2023.

•	Online marketplace and others revenues were RMB619.4 million (US$85.2 million) in the second quarter of 2024, compared to RMB541.4 million in the corresponding period of 2023.

Cost of Revenues

Cost of revenues was RMB346.1 million (US$47.6 million) in the second quarter of 2024, compared to RMB330.2 million in the corresponding period of 2023. Share-based compensation expense included in cost of revenues in the second quarter of 2024 was RMB1.9 million (US$0.3 million), compared to RMB1.8 million in the corresponding period of 2023.

Operating Expenses

Operating expenses were RMB1,185.3 million (US$163.1 million) in the second quarter of 2024, compared to RMB1,228.1 million in the corresponding period of 2023.

•

Sales and marketing expenses were RMB752.5 million (US$103.6 million) in the second quarter of 2024, compared to RMB824.1 million in the corresponding period of 2023, due primarily to a decrease in marketing and promotional expenses. Share-based compensation expenses included in sales and marketing expenses in the second quarter of 2024 were RMB10.1 million (US$1.4 million), compared to RMB12.3 million in the corresponding period of 2023.

•

General and administrative expenses were RMB117.6 million (US$16.2 million) in the second quarter of 2024, compared to RMB91.0 million in the corresponding period of 2023. Share-based compensation expenses included in general and administrative expenses in the second quarter of 2024 were RMB10.4 million (US$1.4 million), compared to RMB8.9 million in the corresponding period of 2023.

•

Product development expenses were RMB315.2 million (US$43.4 million) in the second quarter of 2024, compared to RMB313.0 million in the corresponding period of 2023. Share-based compensation expenses included in product development expenses in the second quarter of 2024 were RMB18.8 million (US$2.6 million), compared to RMB18.7 million in the corresponding period of 2023.

Operating Profit

Operating profit was RMB412.4 million (US$56.7 million) in the second quarter of 2024, compared to RMB341.5 million in the corresponding period of 2023.

Income Tax Expense

Income tax expense was RMB102.2 million (US$14.1 million) in the second quarter of 2024, compared to RMB35.8 million in the corresponding period of 2023. The increase in income tax expense was primarily attributable to a withholding tax related to the declared cash dividend plan for 2024 and beyond, and the tax filing adjustments of the previous year.

Net Income Attributable to Autohome

Net income attributable to Autohome was RMB524.8 million (US$72.2 million) in the second quarter of 2024, compared to RMB504.7 million in the corresponding period of 2023.

Net Income Attributable to Ordinary Shareholders and Earnings per Share/ADS

Net income attributable to ordinary shareholders was RMB509.7 million (US$70.1 million) in the second quarter of 2024, compared to RMB491.2 million in the corresponding period of 2023. Basic and diluted earnings per share (“EPS”) were RMB1.05 (US$0.14) and RMB1.05 (US$0.14), respectively, in the second quarter of 2024, compared to basic and diluted EPS of RMB1.00 and RMB1.00, respectively, in the corresponding period of 2023. Basic and diluted earnings per ADS were RMB4.20 (US$0.58) and RMB4.19 (US$0.58), respectively, in the second quarter of 2024, compared to basic and diluted earnings per ADS of RMB3.99 and RMB3.98, respectively, in the corresponding period of 2023.

Adjusted Net Income Attributable to Autohome (Non-GAAP) and Non-GAAP EPS/ADS

Adjusted net income attributable to Autohome (Non-GAAP) was RMB572.4 million (US$78.8 million) in the second quarter of 2024, compared to RMB569.5 million in the corresponding period of 2023. Non-GAAP basic and diluted EPS were RMB1.18 (US$0.16) and RMB1.18 (US$0.16), respectively, in the second quarter of 2024, compared to non-GAAP basic and diluted EPS of RMB1.16 and RMB1.15, respectively, in the corresponding period of 2023. Non-GAAP basic and diluted earnings per ADS were RMB4.72 (US$0.65) and RMB4.71 (US$0.65), respectively, in the second quarter of 2024, compared to non-GAAP basic and diluted earnings per ADS of RMB4.62 and RMB4.61, respectively, in the corresponding period of 2023.

Balance Sheet and Cash Flow

As of June 30, 2024, the Company had cash and cash equivalents and short-term investments of RMB23.47 billion (US$3.23 billion). Net cash provided by operating activities in the second quarter of 2024 was RMB452.0 million (US$62.2 million).

Employees

The Company had 5,078 employees as of June 30, 2024, including 1,755 employees from TTP Car, Inc.

Conference Call Information

The Company will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on Wednesday, July 31, 2024 (8:00 p.m. Beijing Time on the same day).

Please register in advance of the conference call using the registration link provided below. Upon registering, each participant will receive a set of participant dial-in numbers and a personal PIN, which will be used to join the conference call.

Registration Link: https://register.vevent.com/register/BIfd7c475745884d119c4c12c24ed8f0f5

Please use the conference access information to join the call 10 minutes before the call is scheduled to begin.

Additionally, a live and archived webcast of the conference call will be available at https://ir.autohome.com.cn and a replay of the webcast will be available following the session.

About Autohome

Autohome Inc. (NYSE: ATHM; HKEX: 2518) is the leading online destination for automobile consumers in China. Its mission is to relentlessly reduce auto industry decision-making and transaction costs driven by advanced technology. Autohome provides occupationally generated content, professionally generated content, user-generated content, and AI-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit https://www.autohome.com.cn/.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; relevant government policies and regulatory environment of China; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC and announcements on the website of the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome, Non-GAAP basic and diluted EPS and earnings per ADS, Adjusted net margin and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome as net income attributable to Autohome excluding share-based compensation expenses, amortization of intangible assets resulting from business acquisition, investment loss relating to non-operating impact of a write-down of the initial investment in a financial product, and loss/(gain) pickup of equity method investments, with all the reconciliation items adjusted for related income tax effects. We define non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ordinary shares. We define non-GAAP basic and diluted earnings per ADS as Adjusted Net Income attributable to Autohome divided by the basic and diluted weighted average number of ADSs. We define Adjusted net margin as Adjusted Net Income attributable to Autohome divided by total net revenues. We define Adjusted EBITDA as net income attributable to Autohome before income tax expense, depreciation expenses of property and equipment, amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain non-cash charges or items that are non-operating in nature. The use of the above non-GAAP financial measures has certain limitations as they excluded certain items that have been and will continue to be incurred in the future, but such items should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

Autohome Inc.

Investor Relations

Sterling Song

Investor Relations Director

Tel: +86-10-5985-7483

E-mail: ir@autohome.com.cn

Christensen China Limited

Suri Cheng

Tel: +86-185-0060-8364

E-mail: suri.cheng@christensencomms.com

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS DATA

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net revenues:
Media services	532,005	432,858	59,563	893,473	760,289	104,619
Leads generation services	759,635	820,271	112,873	1,440,269	1,546,694	212,832
Online marketplace and others	541,394	619,425	85,236	1,032,921	1,174,636	161,635

Total net revenues	1,833,034	1,872,554	257,672	3,366,663	3,481,619	479,086
Cost of revenues	(330,227)	(346,102)	(47,625)	(670,441)	(646,994)	(89,029)

Gross profit	1,502,807	1,526,452	210,047	2,696,222	2,834,625	390,057

Operating expenses:
Sales and marketing expenses	(824,081)	(752,543)	(103,553)	(1,347,197)	(1,393,819)	(191,796)
General and administrative expenses	(90,979)	(117,564)	(16,177)	(240,135)	(267,109)	(36,755)
Product development expenses	(313,010)	(315,230)	(43,377)	(637,376)	(651,297)	(89,621)

Total operating expenses	(1,228,070)	(1,185,337)	(163,107)	(2,224,708)	(2,312,225)	(318,172)

Other operating income, net	66,772	71,279	9,808	133,160	166,072	22,852
Operating profit	341,509	412,394	56,748	604,674	688,472	94,737

Interest and investment income, net	202,813	189,053	26,015	427,828	409,027	56,284
(Loss)/income from equity method investments	(1,690)	4,640	638	(33,125)	(44,493)	(6,122)

Income before income taxes	542,632	606,087	83,401	999,377	1,053,006	144,899
Income tax expense	(35,796)	(102,165)	(14,058)	(90,477)	(170,566)	(23,471)

Net income	506,836	503,922	69,343	908,900	882,440	121,428
Net (income)/loss attributable to noncontrolling interests	(2,102)	20,839	2,868	1,336	36,820	5,067

Net income attributable to Autohome	504,734	524,761	72,211	910,236	919,260	126,495
Accretion of mezzanine equity	(38,686)	(42,687)	(5,874)	(75,185)	(84,358)	(11,608)
Accretion attributable to noncontrolling interests	25,164	27,599	3,798	48,913	54,547	7,506

Net income attributable to ordinary shareholders	491,212	509,673	70,135	883,964	889,449	122,393

Earnings per share attributable to ordinary shareholders
Basic	1.00	1.05	0.14	1.79	1.84	0.25
Diluted	1.00	1.05	0.14	1.79	1.83	0.25
Earnings per ADS attributable to ordinary shareholders (one ADS equals for four ordinary shares)
Basic	3.99	4.20	0.58	7.17	7.34	1.01
Diluted	3.98	4.19	0.58	7.15	7.32	1.01
Weighted average shares used to compute earnings per share attributable to ordinary shareholders:
Basic	492,534,428	484,860,625	484,860,625	492,927,049	484,569,763	484,569,763
Diluted	493,624,704	486,591,693	486,591,693	494,261,429	486,029,303	486,029,303

AUTOHOME INC.

UNAUDITED RECONCILIATIONS OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share / per ADS data)

	For three months ended June 30,			For six months ended June 30,
	2023	2024		2023	2024
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to Autohome	504,734	524,761	72,211	910,236	919,260	126,495
Plus: income tax expense	37,136	103,505	14,243	93,157	173,247	23,840
Plus: depreciation of property and equipment	42,259	31,750	4,369	90,197	65,284	8,983
Plus: amortization of intangible assets	10,798	9,650	1,328	21,638	19,300	2,656

EBITDA	594,927	669,666	92,151	1,115,228	1,177,091	161,974

Plus: share-based compensation expenses	41,628	41,188	5,668	87,813	89,495	12,315

Adjusted EBITDA	636,555	710,854	97,819	1,203,041	1,266,586	174,289

Net income attributable to Autohome	504,734	524,761	72,211	910,236	919,260	126,495
Plus: amortization of intangible assets resulting from business acquisition	10,722	9,583	1,319	21,444	19,166	2,637
Plus: share-based compensation expenses	41,628	41,188	5,668	87,813	89,495	12,315
Plus: investment loss arising from one of financial products[3]	14,532	2,906	400	8,719	2,906	400
Plus: loss/(gain) on equity method investments, net	1,690	(4,640)	(638)	33,125	44,493	6,122
Plus: tax effects of the adjustments	(3,840)	(1,360)	(187)	(8,360)	(8,954)	(1,232)

Adjusted net income attributable to Autohome	569,466	572,438	78,773	1,052,977	1,066,366	146,737

Net income attributable to Autohome	504,734	524,761	72,211	910,236	919,260	126,495
Net margin	27.5%	28.0%	28.0%	27.0%	26.4%	26.4%
Adjusted net income attributable to Autohome	569,466	572,438	78,773	1,052,977	1,066,366	146,737
Adjusted net margin	31.1%	30.6%	30.6%	31.3%	30.6%	30.6%
Non-GAAP earnings per share
Basic	1.16	1.18	0.16	2.14	2.20	0.30
Diluted	1.15	1.18	0.16	2.13	2.19	0.30
Non-GAAP earnings per ADS (one ADS equals for four ordinary shares)
Basic	4.62	4.72	0.65	8.54	8.80	1.21
Diluted	4.61	4.71	0.65	8.52	8.78	1.21
Weighted average shares used to compute non-GAAP earnings per share:
Basic	492,534,428	484,860,625	484,860,625	492,927,049	484,569,763	484,569,763
Diluted	493,624,704	486,591,693	486,591,693	494,261,429	486,029,303	486,029,303

[3]

It represented the loss of an investment with fair value below its initial investment, which was recognized at “interest and investment income, net”. The impact was considered to be not directly related to the Company’s operating activities.

AUTOHOME INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2023	2024
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	4,996,353	3,881,952	534,174
Restricted cash	126,794	107,964	14,856
Short-term investments	18,552,354	19,593,011	2,696,088
Accounts receivable, net	1,472,489	1,350,567	185,844
Amounts due from related parties, current	16,439	30,233	4,160
Prepaid expenses and other current assets	360,559	423,411	58,263

Total current assets	25,524,988	25,387,138	3,493,385

Non-current assets
Restricted cash, non-current	5,000	5,000	688
Property and equipment, net	200,860	194,067	26,705
Goodwill and intangible assets, net	4,143,968	4,106,799	565,114
Long-term investments	448,341	403,848	55,571
Deferred tax assets	295,598	295,598	40,676
Amounts due from related parties, non-current	16,048	13,839	1,904
Other non-current assets	200,928	157,102	21,619

Total non-current assets	5,310,743	5,176,253	712,277

Total assets	30,835,731	30,563,391	4,205,662

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	2,932,227	2,227,929	306,573
Advance from customers	105,379	102,623	14,121
Deferred revenue	801,581	1,156,160	159,093
Income tax payable	227,260	338,306	46,552
Amounts due to related parties	24,572	31,878	4,387
Dividends payable	984,332	493,881	67,960

Total current liabilities	5,075,351	4,350,777	598,686

Non-current liabilities
Other liabilities	89,187	58,622	8,067
Deferred tax liabilities	497,955	472,481	65,016

Total non-current liabilities	587,142	531,103	73,083

Total liabilities	5,662,493	4,881,880	671,769

MEZZANINE EQUITY
Convertible redeemable noncontrolling interests	1,758,933	1,843,291	253,645

EQUITY
Total Autohome shareholders’ equity	23,928,187	24,443,437	3,363,529
Noncontrolling interests	(513,882)	(605,217)	(83,281)

Total equity	23,414,305	23,838,220	3,280,248

Total liabilities, mezzanine equity and equity	30,835,731	30,563,391	4,205,662

UNAUDITED RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The unaudited condensed consolidated statements of income for the six month ended June 30, 2024 and the unaudited condensed consolidated balance sheets as of June 30, 2024 (collectively, the “Unaudited Interim Financial Statements”) of Autohome Inc., its subsidiaries, the variable interest entities, and the subsidiaries of the variable interest entities (collectively, the “Company”) are prepared in accordance with the accounting principles generally accepted in the United States of America (the “U.S. GAAP”), and the differences between U.S. GAAP and the International Financial Reporting Standards (the “IFRS”) issued by the International Accounting Standards Board (together, the “Reconciliation Statement”) have been disclosed in the Appendix — Unaudited Reconciliation Between U.S. GAAP and IFRS attached herein.

PricewaterhouseCoopers, the auditor of the Company in Hong Kong, has performed a limited assurance engagement on the Reconciliation Statement in accordance with International Standards on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board.

Appendix

The Unaudited Interim Financial Statements of the Company are prepared in accordance with U.S. GAAP, which differ in certain respects from IFRS. The effects of material differences between the Unaudited Interim Financial Statements prepared under U.S. GAAP and IFRS are as follows:

Reconciliation of unaudited condensed consolidated statements of income:

	For six months ended June 30,
	2023	2024
	RMB	RMB
Reconciliation of net income in the consolidated statements of income	(in thousands)
Net income as reported under U.S. GAAP	908,900	882,440
IFRS adjustments:
Preferred shares (Note a)	(64,555)	126,264
Leases (Note b)	(521)	(285)
Share-based compensations (Note c)	(36,304)	(16,419)

Net income as reported under IFRS	807,520	992,000

Reconciliation of unaudited condensed consolidated balance sheets:

	As of December 31, 2023	As of June 30, 2024
	RMB	RMB
Reconciliation of total equity in the consolidated balance sheets	(in thousands)
Total equity as reported under U.S. GAAP	23,414,305	23,838,220
IFRS adjustments:
Preferred shares (Note a)	1,182,018	1,409,285
Leases (Note b)	(9,536)	(9,821)

Total equity as reported under IFRS	24,586,787	25,237,684

Notes:

Basis of Preparation

The Directors of the Company are responsible for preparation of the Reconciliation Statement in accordance with the relevant requirements of the Hong Kong Listing Rules. The Reconciliation Statement was prepared based on the Company’s unaudited interim condensed consolidated financial information for the six months ended June 30, 2024 prepared under U.S. GAAP, with adjustments made (if any) thereto in arriving at the unaudited financial information of the Company prepared under IFRS. The adjustments reflect the differences between the Company’s accounting policies under U.S. GAAP and IFRS.

(a)	Preferred Shares

Under U.S. GAAP, the preferred shares of the Company are accounted for as mezzanine equity, which is subsequently accreted to the amount which equals to redemption value of each series of preferred shares.

Under IFRS, the preferred shares, which are redeemable at the option of the holder, represent a financial liability. And the financial liability is measured at fair value and changes in the fair value are reflected in the consolidated statements of comprehensive income. The amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of the liability shall be presented in the consolidated balance sheets as accumulated other comprehensive income; the remaining amount of change in the fair value of the liability shall be presented in the consolidated statements of comprehensive income.

Accordingly, the reconciliation includes a fair value profit change of RMB64.56 million (negative) and RMB126.26 million recognized in the consolidated statements of comprehensive income for each of the six months ended June 30, 2023 and 2024, respectively. The reconciliation also includes the difference between mezzanine equity under U.S. GAAP and financial liabilities under IFRS of RMB1,182.02 million and RMB1,409.29 million as at December 31, 2023 and June 30, 2024, respectively.

(b)	Leases

For operating leases under U.S. GAAP, the subsequent measurement of the lease liability is based on the present value of the remaining lease payments using the discount rate determined at lease commencement, while the right-of-use asset is remeasured at the amount of the lease liability, adjusted for the remaining balance of any lease incentives received, cumulative prepaid or accrued rents, unamortized initial direct costs and any impairment. This treatment under U.S. GAAP results in straight line expense being incurred over the lease term, as opposed to IFRS which generally yields a “front-loaded” expense with more expense recognized in earlier years of the lease.

Accordingly, the reconciliation includes an expenses difference recognized in the consolidated statements of comprehensive income of RMB0.52 million and RMB0.29 million for each of the six months ended June 30, 2023 and 2024, respectively. The reconciliation also includes a difference in total equity of RMB9.54 million and RMB9.82 million as at December 31, 2023 and June 30, 2024, respectively.

(c)	Share-based Compensation

Under U.S. GAAP, the Company has elected to recognize compensation expense using the straight-line method for all share-based awards granted with service conditions that have a graded vesting schedule. For awards with performance condition and multiple service dates, if the performance conditions are all set at inception and independent for each year, each tranche is accounted for as a separate award with its own requisite service period. Compensation cost is recognized over the respective requisite service period separately for each separately-vesting tranche as though each tranche of the award is, in substance, a separate award.

Under IFRS, the accelerated method is required to recognize compensation expense for all employee equity awards granted with graded vesting.

Accordingly, the reconciliation includes an expense recognition difference in the consolidated statements of comprehensive income of RMB36.30 million and RMB16.42 million for each of the six months ended June 30, 2023 and 2024, respectively.